May 15, 2006


VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

RE:      INTERLINK ELECTRONICS, INC.
         PRELIMINARY SCHEDULE 14A
         FILED ON APRIL 28, 2006
         FILE NO. 0-21858

Dear Ms. Jacobs:

We are counsel to Interlink Electronics, Inc. (the "Company"). This letter is the response of the Company to the Staff's comments to the above-referenced Preliminary Schedule 14A filing (the "Filing"). The Company has included each of the Staff's comments from its comment letter dated May 10, 2006 and the Company's responses below.

         PROPOSAL 2:  REVERSE STOCK SPLIT

         1. WE NOTE THAT BECAUSE YOU DO NOT INTEND TO REDUCE THE NUMBER OF AUTHORIZED SHARES THE REVERSE SPLIT WILL HAVE THE EFFECT OF INCREASING THE NUMBER OF AUTHORIZED AND UNISSUED SHARES. IN THIS REGARD, PLEASE INCLUDE A TABLE IDENTIFYING (A) THE NUMBER OF SHARES ISSUED AND OUTSTANDING; (B) THE NUMBER OF SHARES AUTHORIZED AND RESERVED; AND (C) THE NUMBER SHARES AUTHORIZED AND UNRESERVED BEFORE AND AFTER THE REVERSE SPLIT BASED ON AT LEAST THE LOWEST AND HIGHEST PROPOSED RATIOS OF TWO AND FIVE TO ONE.

         We have added the requested disclosure. Please refer to pages 13 and 14 of the amended Filing (the "Amended Filing"). For your convenience, we are sending by overnight courier marked copies of the Amended Filing, compared against the initial Filing.

Barbara C. Jacobs
Securities and Exchange Commission
May 15, 2006
Page 2


         2. WE NOTE FROM YOUR DISCLOSURE IN THE FORM 10-KSB FOR THE PERIOD ENDED DECEMBER 31, 2004 THAT THERE WERE APPROXIMATELY 1,500 SHAREHOLDERS OF RECORD OF YOUR COMMON STOCK AS OF MARCH 15, 2005. PLEASE TELL US AS OF THE MOST RECENT DATE THE NUMBER OF SHAREHOLDERS OF RECORD OF YOUR COMMON STOCK YOU CURRENTLY HAVE. CLARIFY WHETHER OR NOT SHAREHOLDERS COULD BE ELIMINATED AS A RESULT OF THE REVERSE SPLIT. IF SHAREHOLDERS ARE ELIMINATED, WHAT IS THE MINIMUM NUMBER OF RECORD SHAREHOLDERS THAT YOU EXPECT TO HAVE FOLLOWING THE REVERSE SPLIT?

         We have added the requested disclosure. Please refer to page 12 of the Amended Filing.

         3. REGARDING YOUR REFERENCES TO RELISTING ON THE NASDAQ NMS, PLEASE ENSURE THAT YOU HAVE PROVIDED A BALANCED DISCUSSION BY IDENTIFYING ALL OF THE CRITERIA THAT THE COMPANY PRESENTLY DOES NOT SATISFY. WHAT CRITERIA MUST BE SATISFIED OR WHAT CHANGES MUST HE MADE TO SATISFY EACH OF THE LISTING STANDARDS THAT YOU DO NOT MEET CURRENTLY? FOR EXAMPLE, WE NOTE THAT YOU HAVE NOT YET FILED THE REQUIRED FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005.

         We have added the requested disclosure. Please refer to pages 10 and 11 of the Amended Filing.

         4. WE CALL YOUR ATTENTION TO RULE 10B-17, WHICH YOU SHOULD CONSULT IN CONNECTION WITH THE PROCESS OF IMPLEMENTING ANY STOCK SPLIT. THE RULE SETS OUT PROCEDURAL AND SUBSTANTIVE REQUIREMENTS CONCERNING PROVIDING NOTICE OF THE REVERSE SPLIT TO THE NASD.

         This comment is duly noted. If the reverse split proposal passes and the Company's Board of Directors subsequently elects to implement a reverse split pursuant to the authority granted to it, the Company will provide the notice to the NASD required by Rule 10b-17.

The Company acknowledges that:

         o the Company is responsible for the adequacy and disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Barbara C. Jacobs
Securities and Exchange Commission
May 15, 2006
Page 3


         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter, the Filing or the Amended Filing to me at (503) 294-9233.

Very truly yours,

/s/ John J. Halle
-------------------
John J. Halle

Enclosure
cc:      Maryse Mills-Apenteng
         Anne Nguyen
         E. Michael Thoben, III
         Charles C. Best